Exhibit 99.1

MAY 15, 2017

Dear Colleague,

I am very pleased to share the news that Thermo Fisher has taken another significant step toward achieving our Vision. Today, we announced our agreement to acquire Patheon, a leading global provider of high-quality drug development and delivery solutions that help pharmaceutical and biotech customers bring new drugs to market faster and more cost effectively.

Patheon is a contract development and manufacturing organization (CDMO) that offers pharmaceutical and biotech companies a comprehensive range of services – from development and production of active pharmaceutical ingredients to contract manufacturing of drugs that are ready for commercialization.

Patheon operates a network of state-of-the-art facilities primarily in North America and Europe, and has more than 9,000 employees worldwide. The business, which had revenue of $1.9 billion in 2016, will become part of Thermo Fisher’s Laboratory Products and Services Segment.

Both of our companies serve a similar base of customers. Today, we provide a range products and services for the biopharma industry through a number of our businesses that support research, clinical trials logistics and production. Adding Patheon’s highly complementary development and manufacturing services will significantly strengthen our unique value proposition for these customers and allow us to further accelerate our growth.

Patheon has built a reputation for scientific and technical excellence. Their team shares our commitment to flawless quality and exceptional service, and I look forward to welcoming our new colleagues to Thermo Fisher.

I’m very excited about this acquisition because it provides us with a new platform for growth in the $40 billion CDMO market, which is fueled by growing customer demand for outsourcing services that reduce the time and cost of drug development. The addition of Patheon’s capabilities will allow us to offer a more comprehensive portfolio to help our pharmaceutical and biotech customers accelerate innovation and enhance productivity.

We expect the acquisition to be completed by the end of 2017. Until then, Thermo Fisher and Patheon will continue to operate as separate companies. Consistent with our company policy, if you receive any inquiries from members of the media, please forward them to Karen Kirkwood, Vice President of Corporate Communications. If you receive any investor inquiries, please forward them to Ken Apicerno, Vice President of Investor Relations.

This is an exciting time for our company, as we continue to strengthen our industry leadership. I am grateful to all of you for your contributions to our growth, which enable us to invest in strategic acquisitions like Patheon that will position our company for an even brighter future.

Sincerely,

©2017 Thermo Fisher Scientific Inc. All rights reserved.

This publication may contain sensitive company information not intended for an external audience. It is intended solely for internal distribution and under no circumstances should it or any of the information contained within it be forwarded to our customers, vendors or any parties not employed by Thermo Fisher Scientific.

Questions? Comments? Contact us.

168 Third Avenue | Waltham, Massachusetts 02451